Exhibit 12.1

NorthWestern Corporation
Computation of Ratio of Consolidated Earning to Consolidated Fixed Charges

	Year ended December 31,
	2012	2011	2010	2009	2008
	(in thousands, except ratios)
Earnings
Income before income taxes	$116,495	$102,621	$103,136	$88,724	$107,822
Add: Fixed changes as below	68,878	68,852	70,946	69,406	64,937
Total	$185,373	$171,473	$174,082	$158,130	$149,106

Fixed Charges:
Interest charges	$65,062	$66,859	$65,826	$67,760	$63,952
Interest on rent expense	732	746	670	608	687
Capitalized interest and allowance for funds used during construction	3,084	1,247	4,450	1,038	298
Total	$68,878	$68,852	$70,946	$69,406	$63,527

Ratio of earnings to fixed charges	2.69	2.49	2.45	2.28	2.66